SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1) 1

Computer Software Innovations, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

205395106

(CUSIP Number)

David B. Dechant; 900 East Main Street, Suite T, Easley, South Carolina 29640; (864) 855-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 205395106.	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Steven Kean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,819(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,819(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,819(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 2.10%(1), (2)
14	TYPE OF PERSON IN

(1)	Includes an option to purchase 6,668 shares of Common Stock within the next sixty days. Mr. Kean’s Option is described in Item 3, below.
(2)	The calculation of this percentage is based on 6,664,191 shares of Common Stock outstanding as of May 11, 2012.

CUSIP No. 205395106.	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Robert Ginsburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,842
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 5.37%(1)
14	TYPE OF PERSON IN

(1)	The calculation of this percentage is based on 6,664,191 shares of Common Stock outstanding as of May 11, 2012.

CUSIP No. 205395106.	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Andrew Sakalian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,842
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 5.37%(1)
14	TYPE OF PERSON IN

(1)	The calculation of this percentage is based on 6,664,191 shares of Common Stock outstanding as of May 11, 2012.

CUSIP No. 205395106.	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Kurt Haas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 357,842
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AN AMOUNT IN ROW (11) 5.37%(1)
14	TYPE OF PERSON IN

(1)	The calculation of this percentage is based on 6,664,191 shares of Common Stock outstanding as of May 11, 2012.

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D initially filed on August 28, 2008 (the “Original 13D Filing”) relating to the common stock, par value $0.001 per Share (the “Shares”) of Computer Software Innovations, Inc. (the “Issuer,” the “Company” or “CSI”). Information reported in the Original 13D Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original 13D Filing.

Item 2.	Identity and Background.

Steven Kean

(a)	Steven Kean

(b)	10 Kingsway Road, Irmo, South Carolina 29063

(c)	Cloud Product Development/Technology Solutions of the Issuer

(d)	During the past five years, Mr. Kean has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Kean has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kean is a United States citizen.

Robert Ginsburg

(a)	Robert Ginsburg

(b)	PO Box 459, White Rock, South Carolina 29177

(c)	Cloud Services/Technology Solutions Development of the Issuer

(d)	During the past five years, Mr. Ginsburg has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Ginsburg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ginsburg is a United States citizen.

Andrew Sakalian

(a)	Andrew Sakalian

(b)	2781 Tecumesh Dr., West Palm Beach, Florida 33409

(c)	Vice President of Strategic Relations of Cloud Services of the Issuer

(d)	During the past five years, Mr. Sakalian has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Sakalian has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sakalian is a Canadian citizen.

Kurt Haas

(a)	Kurt Haas

(b)	1333 Sinkler Rd., Columbia, South Carolina 29206

(c)	Channel Sales of the Issuer

(d)	During the past five years, Mr. Haas has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	During the past five years, Mr. Haas has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Haas is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 of the Original 13D Filing is hereby amended and supplemented by adding the following after the final paragraph thereof:

Forfeiture of Earn Out Shares

The targets set forth for release of the Earn Out Shares, for all three Earn Out Periods, were not met. Therefore, on December 31, 2011 the Earn Out Shares held in escrow for Mr. Kean, Mr. Ginsburg, Mr. Sakalian and Mr. Haas (collectively, the “Filing Shareholders”) were forfeited, effective January 1, 2012. The Earn Out Shares held in escrow for the Filing Shareholders were cancelled of record as of April 24, 2012.

Mr. Kean’s Options

On June 7, 2011, Mr. Kean was granted an option (the “Option”) to purchase 20,000 shares of Common Stock. The Option was issued pursuant to, and is governed by, the Issuer’s 2005 Incentive Compensation Plan (the “Plan”).

The Option was granted on June 7, 2011. The strike price of the Option was set at $0.70. The option vests in three annual installments, beginning on June 7, 2012, of 6,668; 6,666; and 6,666 shares, respectively. Accordingly, as of the date of this filing, Mr. Kean beneficially owns 6,668 shares subject to the Option pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.	Interest in Securities of the Issuer.

Steven Kean

(a)	The aggregate number and percentage of Common Stock beneficially owned by Steven Kean are 139,819 shares and 2.10%, respectively, of the issued and outstanding shares of Common Stock. This includes an option to purchase 6,668 shares of Common Stock which vests within the next sixty days, as described in Item 3 above (which is hereby incorporated herein by this reference).

(b)	Mr. Kean has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	As described in Item 3 above (which is hereby incorporated herein by this reference), on June 7, 2011, Mr. Kean was granted the Option. On April 24, 2012, the Earn Out Shares held in escrow for Mr. Kean, which totaled 78,721 shares of Common Stock, were cancelled of record.

(d)	Not applicable.

(e)	Not applicable.

Robert Ginsburg

(a)	The aggregate number and percentage of Common Stock beneficially owned by Robert Ginsburg are 357,842 shares and 5.37%, respectively, of the issued and outstanding shares of Common Stock.

(b)	Mr. Ginsburg has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	As described in Item 3 above (which is hereby incorporated herein by this reference), on April 24, 2012, the Earn Out Shares held in escrow for Mr. Ginsburg, which totaled 211,562 shares of Common Stock, were cancelled of record.

(d)	Not applicable.

(e)	Not applicable.

Andrew Sakalian

(a)	The aggregate number and percentage of Common Stock beneficially owned by Andrew Sakalian are 357,842 shares and 5.37%, respectively, of the issued and outstanding shares of Common Stock.

(b)	Mr. Sakalian has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	As described in Item 3 above (which is hereby incorporated herein by this reference), on April 24, 2012, the Earn Out Shares held in escrow for Mr. Sakalian, which totaled 211,562 shares of Common Stock, were cancelled of record.

(d)	Not applicable.

(e)	Not applicable.

Kurt Haas

(a)	The aggregate number and percentage of Common Stock beneficially owned by Kurt Haas are 357,842 shares and 5.37%, respectively, of the issued and outstanding shares of Common Stock.

(b)	Mr. Haas has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified in paragraph (a) above.

(c)	As described in Item 3 above (which is hereby incorporated herein by this reference), on April 24, 2012, the Earn Out Shares held in escrow for Mr. Ginsburg, which totaled 211,562 shares of Common Stock, were cancelled of record.

(d)	Not applicable.

(e)	Not applicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) each of Andrew Sakalian, Robert Ginsburg, Kurt Haas and Steven Kean (the “Joint Filers”) disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any shares held beneficially or otherwise by any of the other Joint Filers. Each Joint Filer declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this statement other than those shares expressly set forth in the statement as being beneficially owned by him.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2012	/s/ ANDREW SAKALIAN
Andrew Sakalian

Date: May 24, 2012	/s/ ROBERT GINSBURG
Robert Ginsburg

Date: May 24, 2012	/s/ KURT HAAS
Kurt Haas

Date: May 24, 2012	/s/ STEVEN KEAN
Steven Kean

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)